CUSIP NO. 04351P101	13D	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.____)*

Ascendis Pharma A/S

(Name of Issuer)

American Depositary Shares representing Ordinary Shares of Ascendis Pharma A/S

(Title of Class of Securities)

04351P101

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

January 27, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04351P101	13D	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 American Depositary Shares (“ADSs”)), except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), Dr. Anand Mehra (“Mehra”) and Dr. Srinivas Akkaraju (“Akkaraju”), the managing members of SM IX, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell, Healy, Mehra and Akkaraju, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,448,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.6%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 04351P101	13D	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, Healy, Mehra and Akkaraju, the managing members of SM IX, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, Healy, Mehra and Akkaraju, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,448,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.6%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 04351P101	13D	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Srinivas Akkaraju (“Akkaraju”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Akkaraju, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Akkaraju, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH EPORTING PERSON	1,448,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,448,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 6 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, a managing member of SM IX and director of the Issuer, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, a managing member of SM IX and a director of the Issuer, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,448,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 7 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Mehra, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,448,991 Ordinary Shares (including 222,223 Ordinary Shares represented by 222,223 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Mehra, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,448,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 8 of 14

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of American Depositary Shares (“ADSs”), representing issued ordinary shares (“Ordinary Shares”), of Ascendis Pharma A/S, a public limited liability company organized under the laws of the Kingdom of Denmark (“Issuer”). This Schedule 13D is being filed by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”), Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), Dr. Srinivas Akkaraju (“Akkaraju”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra” and collectively with SVP IX, SM IX, Akkaraju, Powell, and Healy, the “Reporting Persons”).

ITEM 1.      SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the American Depositary Shares of the Issuer.

(b) The Issuer’s principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

ITEM 2.      IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are SVP IX, SM IX, Akkaraju, Powell, Healy, and Mehra. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Akkaraju, Powell, Healy and Mehra are the managing members of SM IX. Healy is a director of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Akkaraju, Powell, Healy, and Mehra are U.S. citizens.

CUSIP NO. 04351P101	13D	Page 9 of 14

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 27, 2014, SVP IX entered into a preference D investment agreement pursuant to which SVP IX acquired from the Issuer an aggregate 1,226,768 shares of preference D shares for a purchase price of $9.7818 per share, or $12,000,010.43 in the aggregate.

In connection with the closing of the Issuer’s initial public offering of Ordinary Shares (“Offering”), the preference D shares automatically converted on a one-for-one basis into 1,226,768 Ordinary Shares.

On January 28, 2015, SVP IX purchased 222,223 ADSs at $18.00 per ADS in the Offering, or $4,000,014.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on January 28, 2015 with the Securities and Exchange Commission (the “Prospectus”).

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional ADSs and/or retain and/or sell all or a portion of the ADSs held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the ADSs held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 22,835,780 Ordinary Shares outstanding immediately after the Offering.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

CUSIP NO. 04351P101	13D	Page 10 of 14

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, certain Reporting Persons and certain other investors entered into an amended and restated shareholders’ agreement. The amended and restated shareholders’ agreement provides for, among other things, a right of first refusal in favor of the Issuer’s shareholders and certain anti-dilution protections for holders of the Issuer’s preference C and preference D shares. The amended and restated shareholders’ agreement automatically terminated upon the closing of the Offering. The amended and restated shareholders’ agreement is more fully described in the Prospectus and incorporated herein by reference.

Pursuant to a Lock-Up Agreement entered into with Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with the Offering, the Reporting Persons are subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on January 28, 2015 and ending on the date that is 180 days from the date of the Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares.

The Reporting Persons are party to a Registration Rights Agreement among the Issuer, the Reporting Persons and other shareholders (the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Ordinary Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The form of Registration Rights Agreement described in Item 6, was filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on January 16, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050).
EXHIBIT D	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

CUSIP NO. 04351P101	13D	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2015

SOFINNOVA VENTURE PARTNERS IX, L.P.,
a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its:   General Partner

By:    /s/ Nathalie Auber
         Nathalie Auber
         Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company

By:    /s/ Nathalie Auber
         Nathalie Auber
         Attorney-in-Fact

DR. SRINIVAS AKKARAJU
DR. JAMES I. HEALY

DR. MICHAEL F. POWELL

DR. ANAND MEHRA

By:    /s/ Nathalie Auber
         Nathalie Auber
         Attorney-in-Fact

CUSIP NO. 04351P101	13D	Page 12 of 14

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney
C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on January 16, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050).
D	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
E	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

CUSIP NO. 04351P101	13D	Page 13 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the American Depositary Shares of Ascendis Pharma A/S shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 6, 2015

SOFINNOVA VENTURE PARTNERS IX, L.P.,
a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its:   General Partner

By:    /s/ Nathalie Auber
         Nathalie Auber
         Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company

By:    /s/ Nathalie Auber
         Nathalie Auber
         Attorney-in-Fact

DR. SRINIVAS AKKARAJU
DR. JAMES I. HEALY

DR. MICHAEL F. POWELL

DR. ANAND MEHRA

By:    /s/ Nathalie Auber
         Nathalie Auber
         Attorney-in-Fact

CUSIP NO. 04351P101	13D	Page 14 of 14

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Sofinnova Management IX, L.L.C. or such other person or entity as is designated in writing by James I. Healy (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Nathalie Auber (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 4, 2015

SOFINNOVA VENTURE PARTNERS IX, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ James I. Healy
James I. Healy
Managing Member

SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ James I. Healy
James I. Healy
Managing Member

By:	/s/ James I. Healy

By:	/s/ Srinivas Akkaraju

By:	/s/ Michael F. Powell

By:	/s/ Anand Mehra